October 22, 2020

VIA EDGAR

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Mail Stop 4561

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Leaf Group Ltd.

Registration Statement on Form S-3

Filed October 14, 2020
File No. 333-249476

Dear Ms. Woo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Leaf Group Ltd. (the “Company”) hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-249476) so that it may become effective at 4:00 p.m., Eastern Daylight Time, on October 26, 2020, or as soon as practicable thereafter. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley C. Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley C. Weber, by facsimile to (858) 726-7516 or by email to BWeber@goodwinlaw.com.

Please feel free to direct any questions concerning this request to Bradley C. Weber of Goodwin Procter LLP at (650) 752-3226.

1655 26th Street, Santa Monica, CA 90404-4016 • 310-394-6400

Sincerely,
LEAF GROUP LTD.

By:	/s/ Brian Gephart
Brian Gephart
Chief Financial Officer and Chief Accounting Officer

cc: Michael C. Foland, Attorney- Advisor (Securities and Exchange Commission)

Adam Wergeles, EVP Legal & General Counsel (Leaf Group Ltd.)

Bradley C. Weber (Goodwin Procter LLP)

Erica D. Kassman (Goodwin Procter LLP)

1655 26th Street, Santa Monica, CA 90404-4016 • 310-394-6400